[CHUBB LOGO] CHUBB GROUP OF INSURANCE COMPANIES

                                                DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

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NAME OF ASSURED (including its SUBSIDIARIES):          Bond Number: 80587029

ASA BERMUDA LIMITED
                                         FEDERAL INSURANCE COMPANY
C/O LGN GROUP, LLC                       Incorporated under the laws of Indiana
FLORHAM PARK, NJ 07932                   a stock insurance company herein called
                                         the COMPANY

                                         Capital Center, 251 North Illinois,
                                         Suite 1100
                                         Indianapolis, IN 46204-1927

ITEM 1.    BOND PERIOD: from   12:01 a.m. on September 1, 2006
                          to   12:01 a.m. on September 30, 2007

ITEM 2.    LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

           If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                     DEDUCTIBLE
 INSURING CLAUSE                                LIMIT OF LIABILITY     AMOUNT
 ---------------                                ------------------     ------
 1. Employee                                    $  1,000,000        $    25,000
 2. On Premises                                 $  1,000,000        $    25,000
 3. In Transit                                  $  1,000,000        $    25,000
 4. Forgery or Alteration                       $  1,000,000        $    25,000
 5. Extended Forgery                            $  1,000,000        $    25,000
 6. Counterfeit Money                           $Not Covered        $Not Covered
 7. Threats to Person                           $Not Covered        $Not Covered
 8. Computer System                             $  1,000,000        $    25,000
 9. Voice Initiated Funds Transfer Instruction  $  1,000,000        $    25,000
10. Uncollectible Items of Deposit              $     25,000        $     5,000
11. Audit Expense                               $     25,000        $     5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

           1) New York Amendatory
           2) Deleting Valuation - Other Property Endorsement
           3) Compliance w/Applicable Trade Sanction Laws
           4) Termination - NonRenewal

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macon                                    /s/ Thomas F. Moteimed

 Secretary                                                  President


                                                      /s/ Robert Hamburger
Countersigned by ________________________    ___________________________________
                                                  Authorized Representative




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ICAP Bond (5-98) - Federal
Form 17-02-1422 (Ed. 5-98)                                           Page 1 of 1

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                    The  COMPANY,  in  consideration  of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

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INSURING CLAUSES

EMPLOYEE            1.   Loss  resulting  directly from LARCENY or  EMBEZZLEMENT
                         committed by any EMPLOYEE, alone or in collusion with others.

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ON PREMISES         2.   Loss  of  PROPERTY  resulting  directly  from  robbery,
                         burglary,  false  pretenses,  common  law or  statutory
                         larceny,    misplacement,    mysterious   unexplainable
                         disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

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IN TRANSIT          3.   Loss of PROPERTY  resulting directly from common law or
                         statutory     larceny,     misplacement,     mysterious
                         unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                         a. in an armored motor vehicle, including loading and unloading thereof,

                         b. in the custody of a natural person acting as a messenger of the ASSURED, or

                         c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                              (1)  written records,

                              (2)  securities  issued in registered  form, which
                                   are  not   endorsed   or  are   restrictively
                                   endorsed, or

                              (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

                         Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19


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INSURING CLAUSES
(CONTINUED)

FORGERY OR
ALTERATION          4.   Loss resulting directly from:

                         a. FORGERY on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                         b. transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                         excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                         For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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EXTENDED FORGERY    5.   Loss  resulting  directly from the ASSURED  having,  in
                         good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                         a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                              (1) bear a FORGERY or a fraudulently material alteration,

                              (2)  have been lost or stolen, or

                              (3)  be COUNTERFEIT, or

                         b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                         Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19


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INSURING CLAUSES

EXTENDED FORGERY         For the purpose of this INSURING CLAUSE, a mechanically
(CONTINUED)              reproduced facsimile signature is treated the same as a
                         handwritten signature.

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COUNTERFEIT MONEY   6.   Loss resulting directly from the receipt by the ASSURED
                         in good faith of any COUNTERFEIT money.

THREATS TO PERSON   7.   Loss resulting directly from surrender of PROPERTY away
                         from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a
                         RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                         a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                         b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                         It is agreed that for purposes of this INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

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COMPUTER SYSTEM     8.   Loss resulting directly from fraudulent:

                         a.   entries of data into, or

                         b.   changes of data elements or programs within,

                         a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                              (1) funds or other property to be transferred, paid or delivered,

                              (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

                              (3)  an  unauthorized   account  or  a  fictitious
                                   account to be debited or credited.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

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INSURING CLAUSES
(CONTINUED)

VOICE INITIATED     9.   Loss  resulting  directly  from VOICE  INITIATED  FUNDS
FUNDS TRANSFER           TRANSFER    INSTRUCTION   directed   to   the   ASSURED
INSTRUCTION              authorizing  the transfer of  dividends  or  redemption
                         proceeds of INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS TRANSFER
                         INSTRUCTION was:

                         a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER INSTRUCTION,

                         b.   made by a person purporting to be a CUSTOMER, and

                         c. made by said person for the purpose of causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                         In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

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UNCOLLECTIBLE       10.  Loss   resulting   directly  from  the  ASSURED  having
ITEMS OF DEPOSIT         credited  an  account  of a  customer,  shareholder  or
                         subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                         a.   redemptions or withdrawals to be permitted,

                         b.   shares to be issued, or

                         c.   dividends to be paid,

                         from an account of an INVESTMENT COMPANY.

                         In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                         ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

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AUDIT EXPENSE       11.  Expense  incurred  by the  ASSURED for that part of the
                         cost  of  audits  or   examinations   required  by  any
                         governmental  regulatory  authority or  self-regulatory
                         organization   to  be  conducted  by  such   authority,
                         organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19


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GENERAL AGREEMENTS

ADDITIONAL          A.   If more than one corporation, or INVESTMENT COMPANY, or
COMPANIES INCLUDED       any  combination  of them is  included  as the  ASSURED
AS ASSURED               herein:

                         (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                         (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                         (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                         (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                         (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

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REPRESENTATION      B.   The  ASSURED  represents  that all  information  it has
MADE BY ASSURED          furnished in the APPLICATION for this Bond or otherwise
                         is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                         The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                         Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

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GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES  C.   If  the  ASSURED,  other  than an  INVESTMENT  COMPANY,
OR EMPLOYEES -           while  this  Bond is in force,  merges or  consolidates
CONSOLIDATION,           with, or purchases or acquires assets or liabilities of
MERGER OR PURCHASE       another  institution,  the  ASSURED  shall not have the
OR ACQUISITION OF        coverage afforded under this Bond for loss which has:
ASSETS OR
LIABILITIES -            (1)  occurred or will occur on premises, or
NOTICE TO COMPANY
                         (2)  been caused or will be caused by an employee, or

                         (3)  arisen  or  will   arise  out  of  the  assets  or
                              liabilities,

                         of such institution, unless the ASSURED:

                         a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                         b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                         c. on obtaining such consent, pays to the COMPANY an additional premium.

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CHANGE OF CONTROL - D.   When the ASSURED  learns of a change in control  (other
NOTICE TO COMPANY        than in an INVESTMENT COMPANY), as set forth in Section
                         2(a) (9) of the  Investment  Company  Act of 1940,  the
                         ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                         (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                         (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                         (3)  the total number of outstanding voting securities.

                         Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

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COURT COSTS AND     E.   The COMPANY will  indemnify the ASSURED for court costs
ATTORNEYS' FEES          and reasonable attorneys' fees incurred and paid by the
                         ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                         (1) an EMPLOYEE admits to being guilty of LARCENY OR EMBEZZLEMENT,

                         (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or





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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

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GENERAL AGREEMENTS

COURT COSTS AND          (3)  in the  absence  of 1 or 2 above,  an  arbitration
ATTORNEYS' FEES               panel   agrees,   after  a  review  of  an  agreed
(CONTINUED)                   statement  of facts  between  the  COMPANY and the
                              ASSURED, that an EMPLOYEE would be found guilty of LARCENY OR EMBEZZLEMENT if such EMPLOYEE were prosecuted.

                         The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                         If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                         If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                         If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part  of  such  suit  or  legal  proceedings  is
                         limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY
                         stated  in  ITEM  2.  of  the   DECLARATIONS   for  the
                         applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                         If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
                         2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                         Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS         1.   As used in this Bond:

                         a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                         b. COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                         c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                         d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION.

                         e.   EMPLOYEE means:

                              (1)  an officer of the ASSURED,

                              (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the
                                   ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                              (3)  a   guest   student   pursuing   studies   or
                                   performing duties in any of the ASSURED'S premises,

                              (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                              (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                              (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

                              (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to PROPERTY of the ASSURED, or



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19


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CONDITIONS AND
LIMITATIONS

DEFINITIONS                   (8)  each   natural    person,    partnership   or
(CONTINUED)                        corporation  authorized by written  agreement
                                   with  the  ASSURED  to  perform  services  as
                                   electronic  data processor of checks or other
                                   accounting records related to such checks but
                                   only  while  such  person,   partnership   or
                                   corporation  is  actually   performing   such
                                   services and not:

                                   a.   creating,   preparing,    modifying   or
                                        maintaining   the   ASSURED'S   computer
                                        software or programs, or

                                   b.   acting as transfer agent or in any other
                                        agency   capacity  in  issuing   checks,
                                        drafts or securities for the ASSURED,

                              (9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT COMPANY or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to PROPERTY of an INVESTMENT COMPANY.

                                   The term EMPLOYEE shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                   a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an INVESTMENT COMPANY or of the investment advisor or underwriter (distributor) of such INVESTMENT COMPANY, or

                                   b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of
                                        1940).

                                        This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from LARCENY OR EMBEZZLEMENT committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

                                   Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of
                                   Section 13.

                                   Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.




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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS              f.   FORGERY  means the  signing of the name of another
(CONTINUED)                   natural person with the intent to deceive but does
                              not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                         g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                         h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                         i.   LARCENY   OR   EMBEZZLEMENT   means   larceny   or
                              embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                         j. PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                         k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                         1. SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS              m.   SUBSIDIARY  means any  organization  that,  at the
(CONTINUED)                   inception  date  of this  Bond,  is  named  in the
                              APPLICATION  or is created  during the BOND PERIOD
                              and of which more than fifty  percent (50%) of the
                              outstanding    securities    or   voting    rights
                              representing   the  present   right  to  vote  for
                              election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                         n. TRANSPORTATION COMPANY means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                         o. VOICE INITIATED ELECTION means any election concerning dividend options available to INVESTMENT COMPANY shareholders or subscribers which is requested by voice over the telephone.

                         p. VOICE INITIATED REDEMPTION means any redemption of shares issued by an INVESTMENT COMPANY which is requested by voice over the telephone.

                         q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                         For the  purposes of these  definitions,  the  singular
                         includes  the  plural  and  the  plural   includes  the
                         singular, unless otherwise indicated.

GENERAL             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO            a.   loss not reported to the COMPANY in writing within
ALL INSURING                  sixty (60) days after  termination of this Bond as
CLAUSES                       an entirety;

                         b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                         c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                         d.   loss  of  potential  income  including,   but  not
                              limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                         e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                         f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                         g. loss resulting from indirect or consequential loss of any nature;



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

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CONDITIONS AND
LIMITATIONS

GENERAL                  h.   loss  resulting  from dishonest acts by any member
EXCLUSIONS -                  of the Board of  Directors or Board of Trustees of
APPLICABLE TO                 the ASSURED who is not an  EMPLOYEE,  acting alone
ALL INSURING                  or in collusion with others;
CLAUSES
(CONTINUED)              i.   loss, or that part of any loss,  resulting  solely
                              from  any  violation  by  the  ASSURED  or by  any
                              EMPLOYEE:

                              (1)  of any law regulating:

                                   a.   the   issuance,   purchase  or  sale  of
                                        securities,

                                   b. securities transactions on security or commodity exchanges or the over the counter market,

                                   c.   investment companies,

                                   d.   investment advisors, or

                              (2) of any rule or regulation made pursuant to any such law; or

                         j. loss of confidential information, material or data;

                         k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

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SPECIFIC            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO            a.   loss  caused by an  EMPLOYEE,  provided,  however,
ALL INSURING                  this Section 3.a.  shall not apply to loss covered
CLAUSES EXCEPT                under  INSURING  CLAUSE  2.  or 3.  which  results
INSURING CLAUSE 1.            directly     from     misplacement,     mysterious
                              unexplainable   disappearance,    or   damage   or
                              destruction of PROPERTY;

                         b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                              (1) to do bodily harm to any natural person, except loss of PROPERTY in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

                              (2) to do damage to the premises or PROPERTY of the ASSURED;

                         c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

                         d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                         e.   loss of property while in the mail;




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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

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CONDITIONS AND
LIMITATIONS

SPECIFIC                 f.   loss  resulting from the failure for any reason of
EXCLUSIONS -                  a  financial  or   depository   institution,   its
APPLICABLE TO                 receiver  or other  liquidator  to pay or  deliver
ALL INSURING                  funds or other  PROPERTY to the  ASSURED  provided
CLAUSES EXCEPT                further that this Section 3.f.  shall not apply to
INSURING CLAUSE 1.            loss of PROPERTY  resulting directly from robbery,
(CONTINUED)                   burglary,  misplacement,  mysterious unexplainable
                              disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                         g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                         h. loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                         i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

--------------------------------------------------------------------------------
SPECIFIC            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO ALL        a.   loss   resulting  from  the  complete  or  partial
INSURING CLAUSES              non-payment of or default on any loan whether such
EXCEPT INSURING               loan was procured in good faith or through  trick,
CLAUSES 1., 4.,               artifice,  fraud  or  false  pretenses;  provided,
AND 5.                        however,  this  Section  4.a.  shall  not apply to
                              INSURING CLAUSE 8.;

                         b.   loss resulting from forgery or any alteration;

                         c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

LIMIT OF            5.   At all times prior to  termination  of this Bond,  this
LIABILITY/NON-           Bond shall  continue  in force for the limit  stated in
REDUCTION AND NON-       the applicable sections of ITEM 2. of the DECLARATIONS,
ACCUMULATION OF          notwithstanding any previous loss for which the COMPANY
LIABILITY                may have  paid or be  liable  to pay  under  this  Bond
                         provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                         a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                         b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                         c. all acts, other than those specified in a. above, of any one person, or



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ICAP Yond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

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CONDITIONS AND
LIMITATIONS

LIMIT OF                 d.   any  one   casualty  or  event  other  than  those
LIABILITY/NON-                specified in a., b., or c. above,
REDUCTION AND NON-
ACCUMULATION OF          shall be deemed to be one loss and shall be  limited to
LIABILITY                the applicable  LIMIT OF LIABILITY stated in ITEM 2. of
(CONTINUED)              the DECLARATIONS of this Bond irrespective of the total
                         amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                         All acts, as specified in c. above, of any one person which

                         i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                         ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

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DISCOVERY           6.   This Bond applies only to loss first  discovered  by an
                         officer  of  the  ASSURED   during  the  BOND   PERIOD.
                         Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                         a. facts which may subsequently result in a loss of a type covered by this Bond, or

                         b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                         regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

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NOTICE TO           7.   a.   The ASSURED shall give the COMPANY  notice thereof
COMPANY -                     at the earliest  practicable moment, not to exceed
PROOF - LEGAL                 sixty (60) days  after  discovery  of loss,  in an
PROCEEDINGS                   amount that is in excess of 50% of the  applicable
AGAINST COMPANY               DEDUCTIBLE  AMOUNT,  as  stated  in ITEM 2. of the
                              DECLARATIONS.

                         b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                         c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                         d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                         e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.




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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

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CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY -      f.   Proof  of loss  involving  VOICE  INITIATED  FUNDS
PROOF - LEGAL                 TRANSFER   INSTRUCTION  shall  include  electronic
PROCEEDINGS AGAINST           recordings of such instructions.
COMPANY (CONTINUED)

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DEDUCTIBLE AMOUNT   8.   The  COMPANY  shall not be  liable  under any  INSURING
                         CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                    There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

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VALUATION           9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                         The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                         The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                         In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                         OTHER PROPERTY

                         The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

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CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES          10.  In the event of a loss of securities covered under this
SETTLEMENT               Bond, the COMPANY may, at its sole discretion, purchase
                         replacement   securities,   tender  the  value  of  the
                         securities in money, or issue its indemnity to effect replacement securities.

                         The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                         a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                         b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                         c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                         The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                         The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                         The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

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SUBROGATION -       11.  In the event of a payment under this Bond,  the COMPANY
ASSIGNMENT -             shall be subrogated  to all of the ASSURED'S  rights of
RECOVERY                 recovery  against any person or entity to the extent of
                         such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                         Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                         a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                         b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                         c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and




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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

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CONDITIONS AND
LIMITATIONS

SUBROGATION -            d.   fourth, to the ASSURED in satisfaction of any loss
ASSIGNMENT -                  suffered  by the  ASSURED  which  was not  covered
RECOVERY                      under this Bond.
(CONTINUED)
                         Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

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COOPERATION OF      12.  At the COMPANY'S  request and at  reasonable  times and
ASSURED                  places designated by the COMPANY, the ASSURED shall:

                         a. submit to examination by the COMPANY and subscribe to the same under oath,

                         b.   produce   for  the   COMPANY'S   examination   all
                              pertinent records, and

                         c.   cooperate   with  the   COMPANY  in  all   matters
                              pertaining to the loss.

                         The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

--------------------------------------------------------------------------------
TERMINATION         13.  If the  Bond is for a sole  ASSURED,  it  shall  not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                         If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                         This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                         a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                         b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                         c.   immediately  upon such  ASSURED  ceasing to exist,
                              whether   through  merger  into  another   entity,
                              disposition of all of its assets or otherwise.

                         The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.



--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

TERMINATION              If  any  partner,  director,  trustee,  or  officer  or
(CONTINUED)              supervisory  employee  of  an  ASSURED  not  acting  in
                         collusion with an EMPLOYEE learns of any dishonest act committed by such EMPLOYEE at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                         a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                         b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                         The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

--------------------------------------------------------------------------------
OTHER INSURANCE     14.  Coverage  under  this Bond  shall  apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                         a.   the ASSURED,

                         b.   a TRANSPORTATION COMPANY, or

                         c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

--------------------------------------------------------------------------------
CONFORMITY          15.  If any limitation within this Bond is prohibited by any
                         law   controlling   this  Bond's   construction,   such
                         limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------
CHANGE OR           16.  This Bond or any instrument  amending or affecting this
MODIFICATION             Bond may not be changed or modified  orally.  No change
                         in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                         If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.




--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

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CONDITIONS AND
LIMITATIONS

CHANGE OR                If this  Bond  is for a joint  ASSURED,  no  charge  or
MODIFICATION             modification which would adversely affect the rights of
(CONTINUED)              the ASSURED shall be effective prior to sixty (60) days
                         after written  notice has been furnished to all insured
                         INVESTMENT COMPANIES and to the Securities and Exchange
                         Commission, Washington, D.C., by the COMPANY.







--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

[CHUBB LOGO]
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                                        FEDERAL INSURANCE COMPANY

                                        Endorsement No.: 1

                                        Bond Number:   80587029

NAME OF ASSURED: ASA BERMUDA LIMITED

--------------------------------------------------------------------------------

                         NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13, Termination, the following:

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

     Bonds In Effect More Than Sixty (60) Days

     If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

     1.   Nonpayment of premium;

     2. Conviction of a crime arising out of acts increasing the hazard insured against;

     3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

     4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

     5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;





ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 1

     6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

     7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the PROPERTY will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

     Notice Of Termination

     Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

     Return Premium Calculations

     The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.   By adding a new Section reading as follows:

     "Section 13. Election To Conditionally Renew / Nonrenew This Bond

     Conditional Renewal

     If the COMPANY conditionally renews this Bond subject to:

     1.   Change of limits of liability;

     2.   Change in type of coverage;

     3.   Reduction of coverage;

     4.   Increased deductible;

     5.   Addition of exclusion; or

     6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

     Notices Of Nonrenewal And Conditional Renewal

     1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

          a.   The expiration date; or

          b. The anniversary date if this Bond has been written for a term of more than one year.





ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 2

     2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

     3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

     No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.






This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2006.




ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



                                                 /s/ Robert Hamburger
Date: August 31, 2006                      By __________________________________
                                                  Authorized Representative

 ICAP Bond - New York
 Form 17-02-2863 (Rev. 7-03)                                              Page 3

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                                        FEDERAL INSURANCE COMPANY

                                        Endorsement No.: 2

                                        Bond Number:   80587029

NAME OF ASSURED:  ASA BERMUDA LIMITED

--------------------------------------------------------------------------------

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.








This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2006.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




                                                 /s/ Robert Hamburger
Date: August 31, 2006                      By __________________________________
                                                  Authorized Representative





ICAP Bond
Form 17-02-2437 (Ed. 1-01)

[CHUBB LOGO]
--------------------------------------------------------------------------------
Effective date of this
endorsement: September 1, 2006          FEDERAL INSURANCE COMPANY

                                        Endorsement No: 3

                                        Bond Number:  80587029

NAME OF ASSURED:  ASA BERMUDA LIMITED

--------------------------------------------------------------------------------

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

 It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.







 ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




                                                 /s/ Robert Hamburger
 Date: August 31, 2006                     By __________________________________
                                                  Authorized Representative








 Form 14-02-9228 (Ed. 4/2004)

[CHUBB LOGO]
--------------------------------------------------------------------------------
                                        FEDERAL INSURANCE COMPANY

                                        Endorsement No: 4

                                        Bond Number:  80587029

NAME OF ASSURED:  ASA BERMUDA LIMITED

--------------------------------------------------------------------------------

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

     3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

     4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

     5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

     6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

     7.   Determination  by the  Commissioner  that  continuation of the present
          premium   volume  of  the  COMPANY  would   jeopardize  the  COMPANY'S
          policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSURED'S needs;

     10.  Substantial breaches of contractual duties,  conditions or warranties;
          or

     11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.




ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 2

[CHUBB LOGO]
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     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.



This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2006.




ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




                                                 /s/ Robert Hamburger
Date: August 31, 2006                      By __________________________________
                                                  Authorized Representative








ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 3

                             SECRETARY'S CERTIFICATE

         The undersigned, in his capacity as Secretary of ASA (Bermuda) Limited (the "Company"), hereby certifies that the following resolutions were duly adopted at a duly called and constituted meeting of the Board of Directors of the Company held on May 19, 2006 and that such resolutions are in full force and effect on the date hereof and have not been altered, amended or repealed.

         RESOLVED, that having considered all relevant factors, including, but not limited to, the value of the assets of the Company to which an officer or employee may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets and the nature of the portfolio securities of the Company, the Directors, including a majority of the Directors of the Company who are not interested persons of the Company, have determined that Fidelity Bond No. 80587029 ("Fidelity Bond") issued by the Chubb Group of Insurance Companies that is currently in effect with respect to the Company in the coverage amount of $1,000,000 is reasonable in form and amount; and be it

         FURTHER RESOLVED, that the Secretary be, and hereby is, directed and authorized to make filings and give notices required by Rule 17g-1(g) and (h) under the Investment Company Act of 1940.

         IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 14th day of September 2006.

                                             By: /s/ Paul K. Wustrack, Jr.
                                                 -------------------------
                                                 Paul K. Wustrack, Jr.
                                                 Secretary